UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in the report on Form 6-K of ReTo Eco-Solutions, Inc. (the “Company”) as furnished with the U.S. Securities and Exchange Commission on August 8, 2024, the Company approved on its 2024 Annual General Meeting of Shareholders (the “Meeting”) the amendment and restatement of its amended Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) on August 4, 2024 to, among other things, (a) redesignate the existing common shares, par value US$0.10 each, as Class A shares, par value US$0.10 each (the “Class A Shares”), with the same rights as the existing common shares and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value US$0.01 each (the “Class B Shares”), with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation.

Following the approval, the Amended and Restated Memorandum and Articles of Association became effective upon the registration by the British Virgin Islands (“BVI”) Registrar of Corporate Affairs, as filed by the Company’s BVI registered agent on August 8, 2024, as set forth in Exhibit 3.1 hereto.

On August 14, 2024, as approved by the Company’s board of directors and on the Meeting, the Company issued 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited at par value for a total consideration of $10,000. The issuance of the Class B Shares was in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The Company’s Common Shares have been redesignated as Class A Shares and commenced trading on the Nasdaq Stock Market on August 12, 2024 as Class A Shares under the same symbol “RETO” and the same CUSIP number – G75271125.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8, as amended (File No. 333-264499), and (iv) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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